02019781

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AM 3/7/2002

FACING PAGE
Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO.
8-50071

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Official Use Only
FIRM ID NO.

ING TT&S (U.S.) Securities Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

175 W. Jackson- Suite 2260
(No. and Street)

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED MAR 0 1 2002 WASH. D.C. 354

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lawrence Klein — 312-913-4338
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

KPMG LLP

303 East Wacker Drive	Chicago	Illinois	60601
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 9 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, William White, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of ING TT&S (U.S.) Securities Inc. as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer [EXCEPT AS FOLLOWS:].

"OFFICIAL SEAL"
ELIZABETH ROSARIO
COMMISSION EXPIRES 02/01/04

Name William White
Title President

Elizabeth Rosario
Notary Public

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Income
X	(d)	Statement of Cash Flows
X	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
X	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
X	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
X	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

KPMG

303 East Wacker Drive
Chicago, IL 60601-5212

Independent Auditors' Report

The Board of Directors and Stockholder of
ING TT&S (U.S.) Securities, Inc.:

We have audited the accompanying statement of financial condition of ING TT&S (U.S.) Securities, Inc. (the Company) as of December 31, 2001, and the related statements of operations, changes in stockholder's equity, changes in subordinated liabilities, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ING TT&S (U.S.) Securities, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 22, 2002

ING TT&S (U.S.) SECURITIES, INC.

Statement of Financial Condition

December 31, 2001

Assets

Receivable from clearing broker	$	67,760,430
Receivable from clearing broker - unsettled trades		4,648,430
Securities owned, at market value		74,296,256
Exchange membership, at cost (market value of $358,000)		365,000
Receivable from affiliates		202,175
Fixed assets, at cost (net of accumulated depreciation of $116,635)		81,554
Other assets		139,290
Total assets	$	147,493,135

Liabilities and Stockholder's Equity

Liabilities:		
Securities sold not yet purchased, at market value	$	108,884,071
Loans payable to affiliates		34,000,000
Payable to affiliates		347,970
Accounts payable and accrued expenses		903,582
		144,135,623
Subordinated liabilities		1,000,000
Stockholder's equity		2,357,512
Total liabilities and stockholder's equity	$	147,493,135

See accompanying notes to financial statements.

ING TT&S (U.S.) SECURITIES, INC.

Statement of Operations

Year ended December 31, 2001

Revenue:	
Trading	$ (1,621,437)
Interest	1,149,232
Total revenue	(472,205)
Expenses:	
Compensation and benefits	1,979,470
Brokerage	443,880
Interest	1,077,925
Membership seat lease	395,513
General, administrative, and other	659,208
Total expenses	4,555,996
Income before income tax benefit	(5,028,201)
Income tax benefit	1,758,870
Net loss	$ (3,269,331)

See accompanying notes to financial statements.

ING TT&S (U.S.) SECURITIES, INC.

Statement of Changes in Stockholder's Equity

Year ended December 31, 2001

		Common stock	Paid-in capital	Accumulated earnings (deficit)	Total
Balance, beginning of year	$	10	4,999,990	626,843	5,626,843
Net loss				(3,269,331)	(3,269,331)
Balance, end of year	$	10	4,999,990	(2,642,488)	2,357,512

See accompanying notes to financial statements.

Statement of Changes in Subordinated Liabilities

Year ended December 31, 2001

Subordinated liabilities, beginning of year	$	—
Net increase		1,000,000
Subordinated liabilities, end of year	$	1,000,000

See accompanying notes to financial statements.

ING TT&S (U.S.) SECURITIES, INC.

Statement of Cash Flows

Year ended December 31, 2001

Cash used in operating activities:		
Net loss	$	(3,269,331)
Adjustment to reconcile net loss to net cash used in operating activities:		
Depreciation		43,477
Loss on disposal of fixed assets		16,338
Change in operating activities:		
Receivable from clearing broker		(27,450,530)
Securities owned, net		36,581,623
Receivable and payable to affiliates, net		(126,082)
Receivable from clearing broker - unsettled trades, net		(39,099,957)
Other assets		(36,114)
Accounts payable and accrued expenses		(1,246,068)
Net cash used in operating activities		(34,586,644)
Cash flow used in investing activities:		
Purchase of fixed assets		(51,966)
Purchase of exchange membership		(365,000)
Sale proceeds from sale of fixed assets		3,610
Net cash used in investing activities		(413,356)
Cash flows from financing activities		
Loans payable to affiliates		34,000,000
Subordinated liabilities		1,000,000
Net cash provided by financing activities		35,000,000
Cash at beginning of year		—
Cash at end of year	$	—
Supplemental disclosure of cash flow information:		
Interest paid	$	868,640

See accompanying notes to financial statements.

(1) Nature of Business

ING TT&S (U.S.) Securities, Inc. (the Company) is a Chicago Board Options Exchange (CBOE) market maker and conducts proprietary trading in stocks, options, and related futures.

The Company is a wholly owned subsidiary of ING TT&S (U.S.) Holdings Corporation (the Parent), which is a wholly owned subsidiary of ING (U.S.) Financial Holdings Corporation.

(2) Summary of Significant Accounting Policies

A summary of the significant accounting policies which have been followed in preparing the accompanying financial statements is set forth below.

Securities Transactions

All trading transactions and related revenue and expenses are recorded on the transaction date. Fair values of stock and option contracts, are recorded in securities owned or securities sold, not yet purchased, as appropriate. Cash and open equity in futures transactions are recorded as receivable from clearing broker. Premiums and unrealized gains for written and purchased option contracts are recognized gross in the statement of financial condition.

Derivative financial instruments used for trading purposes are carried at market value or, if market prices are not readily available, fair value. Market values for exchange-traded derivatives are based on quoted market prices.

Interest Income

Interest income represents interest earned on funds on deposit with clearing broker.

Income Taxes

The Company is a member of an affiliated group. Pursuant to a tax sharing agreement, the Company computes a provision for income taxes and resulting benefit or liability to the Parent as though it had filed a separate return, giving effect to any credit carryovers and net operating loss carryovers, and excluding the effect of graduated tax rates.

Fixed Assets

Furniture and equipment are being depreciated over the useful lives of the assets, primarily by the straight-line method. Leasehold improvements are amortized over the term of the lease by the straight-line method.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America and prevailing industry practices requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) Income Taxes

The 2001 income tax benefit of $1,758,870 differed from the amounts computed by applying the U.S. Federal income tax rate of 35% to pretax income as a result of entertainment expenses.

(4) Related Parties

An affiliate pays certain expenses on the Company's behalf and is subsequently reimbursed by the Company. The Company also leases certain membership seats from an affiliate.

(5) Employee Benefit Plan

The Company participates in the employee benefit plan of an affiliate which covers substantially all of the Company's employees. The Company may elect to match employee contributions, and may also make discretionary contributions to the plan subject to certain limitations as set forth in the plan agreement. Discretionary contributions to the plan of $115,178 are included in "compensation and benefits" in the statement of operations.

Additionally, the Company's employees participate in the ING Baring (U.S.) Financial Holdings Corporation Defined Benefit Pension Plan.

(6) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to compute net capital based on the alternative standard. Under the alternative standard, a broker-dealer shall not permit its net capital to be less than the greater of $250,000 or 2% of aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirements for Brokers and Dealers. At December 31, 2001, the Company had net capital of $1,756,593 which was $1,506,593 in excess of its required net capital of $250,000.

(7) Exemption from Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission on the basis that the Company carries no margin accounts and does not otherwise hold funds or securities for customers. The Company has not executed any customer transactions during the year.

(8) Loans From Affiliate

An affiliated company provides financing to the Company used to meet cash requirements in the normal course of business. At December 31, 2001, loans from the affiliate totaled $34 million. Included in this amount is a $4 million overnight loan at a rate of 2.0%, and a $30 million loan maturing on October 3, 2002, at a rate of 2.75%.

(Continued)

(9) Liabilities Subordinated to Claims of General Creditors

At December 31, 2001, the Company had a revolving subordinated borrowing agreement with ING Bank N.V., an affiliate, in the amount of $5,000,000 which is due on September 1, 2005. The subordinated borrowing bears interest at LIBOR rate plus 1/8%. The subordinated borrowing is covered by an agreement approved by the Company's designated regulatory organization, and thus is available in computing net capital under the Securities and Exchange Commission regulations. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, repayment will be extended. At December 31, 2001, the borrowing under the agreement was $1,000,000.

(10) Commitments and Contingencies

Minimum annual rental under non-cancelable lease for office space which expire on August 11, 2006 exclusive of additional payments which may be required for operating and maintenance costs, are as follows (in thousands):

2002	$	163,000
2003		168,000
2004		173,000
2005		178,000
2006		258,000
	$	940,000

Rental expense, including operating and maintenance costs, charged to operations for the year ended December 31, 2001 was $44,135.

(11) Stockholder's Equity

The components of stockholder's equity consist of the following :

Common stock, $.01 par value. Authorized, issued, and Outstanding 1,000 shares	$	10
Additional paid-in capital		4,999,990
Accumulated deficit		(2,642,488)
	$	2,357,512

(12) Securities Owned and Sold, Not Yet Purchased

Marketable securities owned and sold, not yet purchased, consist of trading securities at market values, at December 31, 2001 as follows:

		Owned	Sold, not yet purchased
Stock	$	23,021,965	73,516,551
Options		51,274,291	35,367,520
	$	74,296,256	108,884,071

(13) Financial Instruments

The Company's principal transaction revenues, net of commissions by reporting categories at December 31, 2001, are the following:

Futures	$	1,527,729
Stock		(4,758,937)
Options		1,609,771
	$	(1,621,437)

Financial Instruments With Off-Balance-Sheet Risk

The Company enters into various transactions involving off-balance sheet financial instruments. These financial instruments include exchange-traded futures and options. These financial instruments are used to conduct trading activities and manage market risks and are, therefore, subject to varying degrees of market and credit risk.

Futures contracts provided for the delayed delivery of the underlying instrument. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. The risk for options is limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2001, at market values of the related securities and may incur a loss if the market value of the securities increases subsequent to December 31, 2001.

Quantitative Disclosures for Derivative Financial Instruments Use for Trading Purposes

As of December 31, 2001, the gross contractual or notional amounts of derivative financial instruments used for trading purposes are as follows:

		Notional or contract amount
Futures contracts	$	7,768,840
Long options		672,718,800
Short options		584,125,200

(Continued)

The fair values of derivative financial instruments held or issued for trading purposes as of December 31, 2001, and the average monthly fair value of the instruments for the year ended December 31, 2001, are as follows:

		Fair value at year-end	Average fair values
Futures contracts	$	169,540	652,785
Long options		51,274,290	47,264,415
Short options		(35,367,520)	43,913,546

Concentration of Credit Risk

Credit risk is the amount of accounting loss the Company would incur if a counterparty failed to perform its obligations under contractual terms. The Company's stocks, options, and futures positions and related cash balances are on deposit with the Clearing Broker at all times, pursuant to clearance agreement. In the event that volatility of trading of other customers of the Clearing Broker impaired the ability of the Clearing Broker to satisfy its obligations to the Company, the Company would be exposed to credit risk. To mitigate this risk, the Clearing Broker is subject to the Securities and Exchange Commission's Uniform Net Capital Rule which requires the Clearing Broker to maintain "net capital" equivalent to greater of $250,000 or 2% of "aggregate debit items", whichever is greater, as these terms are defined. The Clearing Broker is also a futures commission merchant subject to the Commodity Futures Trading Commission's Net Capital Requirements (Regulation 1.17) and is required to maintain net capital, as defined, equal to 4% of customer funds required to be segregated pursuant to the Commodity Exchange Act, less the market value of certain commodity options, all as defined. The Company's exposure to credit risk associated with the nonperformance by counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes.

Schedule

ING TT&S (U.S.) SECURITIES, INC.

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2001

Net capital:		
Stockholder's equity	$	2,357,512
Subordinated liabilities allowable in net capital computation		1,000,000
Total stockholder's equity and subordinated liabilities		3,357,512
Deductions:		
Nonallowable assets:		
Receivable from affiliates		202,175
Fixed assets		81,554
Exchange membership		365,000
Other assets		26,000
Total nonallowable assets		674,729
Net capital before haircuts		2,682,783
Haircuts on securities		926,190
Net capital		1,756,593
Net capital requirement		250,000
Excess net capital	$	1,506,593

There is no material difference between the computation of net capital above and that reported by the Company on Part IIA (unaudited) of form X-17A-5 as of December 31, 2001.

See independent auditors' report.

303 East Wacker Drive
Chicago, IL 60601-5212

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

The Board of Directors and Stockholder of
ING TT&S (U.S.) Securities, Inc.:

In planning and performing our audit of the financial statements of ING TT&S (U.S.) Securities, Inc. (the Company), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (1) making quarterly securities examinations, counts, verifications, and comparisons; (2) recordation of differences required by Rule 17a-13; and (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Chicago Board Options Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 22, 2002